EXHIBIT 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	FOR THE YEARS ENDED DECEMBER 31
	2005	2004	2003	2002	2001

Net earnings	$522,854	$518,653	$385,901	$427,169	$360,419
Federal and state income taxes	217,485	206,939	145,578	174,107	145,112

Earnings before income taxes	740,339	725,592	531,479	601,276	505,531
Equity in net income of affiliates	(217,692)	(180,550)	(105,476)	(81,749)	(41,309)
Distributed income from equity investees	144,161	82,300	27,450	20,137	12,761

Net earnings	666,808	627,342	453,453	539,664	476,983

Fixed charges:
Interest	43,043	34,660	37,542	28,824	17,803
One-Third of all rentals	2,852	2,669	3,162	2,362	2,052

Fixed charges	45,895	37,329	40,704	31,186	19,855
Preferred dividends	0	0	0	5,478	3,300

Fixed charges and preferred dividends	45,895	37,329	40,704	36,664	23,155

Net earnings and fixed charges	$712,703	$664,671	$494,157	$570,850	$496,838

Net earnings, fixed charges and preferred dividends	$712,703	$664,671	$494,157	$576,328	$500,138

Ratio of net earnings and fixed charges to fixed charges	15.5x	17.8x	12.1x	18.3x	25.0x

Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	15.5x	17.8x	12.1x	15.7x	21.6x